SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Azco Mining Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

054774 10 4
(CUSIP Number)

March 4, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Lawrence G. Olson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
	7	SOLE VOTING POWER
NUMBER OF		6,478,700
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		6,478,700
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,478,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
12.1%
14	TYPE OF REPORTING PERSON*
IN

Item 1

(a).

Security:

Common Stock

Item 1

(b).

Name of Issuer:

Azco Mining Inc.

Item 1

(c).

Address of Issuer’s Principal Executive Offices:

7239 N. El Mirage Road

Glendale, AZ  85307

Item 2

(a).

Name of Person Filing:

Lawrence G. Olson

Item 2

(b).

Address of Principal Business Office or, if None, Residence:

7239 N. El Mirage Road

Glendale, AZ  85307

Item 2

(c).

Present Principal Occupation:

President, Olson Precast of Arizona, Inc.; Chairman, Azco Mining Inc.

Item 2

(d).

Convictions in last 5 years:

None

Item 2

(e).

Securities law violations in the last 5 years:

None

Item 2

(f).

Citizenship:

U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

Conversion of $100,000 of interest on outstanding loan (of $800,000) that Mr. Olson made to issuer in 2001, for 1,000,000 restricted shares on 3/04/2005.

Warrants to purchase 300,000 shares at a price of $.70/share granted in March 2001 in connection with $800,000 loan made to issuer.

Stock options to purchase 1,500,000 shares at a price of $.11/share granted on 10/07/2003.

Stock options to purchase 1,000,000 shares at a price of $.10/share granted on 4/19/2004.

Stock options to purchase 1,000,000 shares at a price of $.10/share granted on 7/22/2004.

See also Schedule 13D filed on 5/26/1999.

Item 4.  Purpose of Transaction.

Mr. Olson has no plans or proposals that would relate to or result in the actions listed in items 4(a) through 4(j).

Item 5. (a).

6,478,700 common shares , 12.1% of Azco Mining Inc.’s outstanding shares, consisting of 2,678,700 common shares, and 3,500,000 options and 300,000 warrants giving the right to acquire common shares.

Item 5. (b).

6,478,700 common shares sole power to vote and sole power to dispose.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2005
(Date)
“Lawrence G. Olson”
(Signature)
Lawrence G. Olson/Chairman Azco Mining Inc.
(Name/Title)